Exhibit 12

Journal Communications, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2008	2007	2006	2005	2004
Fixed charges:
Interest incurred and amortization of debt issue costs	8,196	9,180	15,607	3,942	2,273
Interest capitalized	—	89	—	—	—
Estimate of interest within rental expense	565	960	1,046	1,010	641

Total fixed charges	8,761	10,229	16,653	4,952	2,914

Earnings:
Earnings (loss) from continuing operations before income taxes	(330,843)	69,644	89,030	71,406	81,229
Add: Fixed Charges (above)	8,761	10,229	16,653	4,952	2,914
Less: Capitalized Interest	—	(89)	—	—	—

Total earnings (loss)	(322,082)	79,784	105,683	76,358	84,143

Ratio of Earnings / (Loss) to Fixed Charges	— (1)	7.80	6.35	15.42	28.88

(1)	Earnings for the year ended December 28, 2008 were inadequate to cover the fixed charges. The coverage deficiency for the period was $330.8 million.